Exhibit 99.2

RNS Number:3626S
Wolseley PLC
21 November 2003

ANNUAL GENERAL MEETING: RESOLUTIONS

Copies of the resolutions passed by way of non-routine business at the Annual General Meeting held on 21 November 2003 have been submitted for publication through the Document Viewing Facility of the UKLA Listing Authority in accordance with paragraph 9.31 of the Listing Rules.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END